UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road

Haidian District

Beijing 100083, China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104

1.	Names of reporting persons. Zhengdong Zhu
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 58,949,481[1]
	9.	Sole dispositive power 0[1]
	10.	Shared dispositive power 58,949,481[1]
11.	Aggregate amount beneficially owned by each reporting person 58,949,481[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.4%[2]
14.	Type of reporting person (see instructions) IN

[1]	Includes (i) 6,837,265 ordinary shares and 1,386,354 ADSs, representing 5,545,416 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited (“CEH”), a company in which Zhengdong Zhu holds 80% of its equity interest and Baohong Yin holds 20% of its equity interest; (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin.

Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of the 46,396,800 ordinary shares held by CEH, 90,000 ordinary shares held by Baohong Yin and the 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin, in each case except to the extent of his pecuniary interest.

[2]	Percentage calculated based on 142,406,933 outstanding ordinary shares as of September 30, 2015, as reported by the Issuer to the Reporting Persons.

CUSIP No. 16944W104

1.	Names of reporting persons. Baohong Yin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 58,949,481[3]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 58,949,481[3]
11.	Aggregate amount beneficially owned by each reporting person 58,949,481[3]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.4%[4]
14.	Type of reporting person (see instructions) IN

[3]	Includes (i) 6,837,265 ordinary shares and 1,386,354 ADSs, representing 5,545,416 ordinary shares, held by CST, a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by CEH, a company in which Zhengdong Zhu holds 80% of its equity interest and Baohong Yin holds 20% of its equity interest; (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin.

Baohong Yin and Zhengdong Zhu are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by CST, CEH and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 6,837,265 ordinary shares, 1,386,354 ADSs, representing 5,545,416 ordinary shares, held by CST and 46,396,800 ordinary shares held by CEH, in each case except to the extent of her pecuniary interest.

[4]	Percentage calculated based on 142,406,933 outstanding ordinary shares as of September 30, 2015, as reported by the Issuer to the Reporting Persons.

CUSIP No. 16944W104

1.	Names of reporting persons. Champion Shine Trading Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,382,681[5]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,382,681[5]
11.	Aggregate amount beneficially owned by each reporting person 12,382,681[5]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.7%[6]
14.	Type of reporting person (see instructions) CO

[5]	Includes 6,837,265 ordinary shares and 1,386,354 ADSs, representing 5,545,416 ordinary shares, held by CST. CST, as a company wholly owned by Zhengdong Zhu, may be deemed to share the voting and dispositive power over such 12,382,681 ordinary shares of the Issuer.
[6]	Percentage calculated based on 142,406,933 outstanding ordinary shares as of September 30, 2015, as reported by the Issuer to the Reporting Persons.

CUSIP No. 16944W104

1.	Names of reporting persons. Champion Education Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 46,396,800[7]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 46,396,800[7]
11.	Aggregate amount beneficially owned by each reporting person 46,396,800[7]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.6%[8]
14.	Type of reporting person (see instructions) CO

[7]	Includes 46,396,800 ordinary shares held by CEH. CEH, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest, may be deemed to share the voting and dispositive power over such 46,396,800 ordinary shares of the Issuer.
[8]	Percentage calculated based on 142,406,933 outstanding ordinary shares as of September 30, 2015, as reported by the Issuer to the Reporting Persons.

This Amendment No. 3 (the “Amendment”) amends the Statement on Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2011, as further amended by Amendment No. 1 and Amendment No. 2 filed with the Commission on March 20, 2014 and January 7, 2015, respectively (the “Schedule 13D”) by the Reporting Persons with respect to ordinary shares, par value $ 0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by adding the following:

On November 18, 2015, pursuant to a share purchase agreement (the “Ordinary Share Purchase Agreement”) between CST and Brilliant State Holdings Limited (“Brilliant State”), dated November 18, 2015, CST sold 1,700,000 Ordinary Shares to Brilliant State at a price of $3.75 per each Ordinary Share (the “Sale of Ordinary Shares”).

On November 18, 2015, pursuant to a share purchase agreement (the “ADS Purchase Agreement”) between CST and Golden Elite Holdings Limited (“Golden Elite”), dated November 19, 2015, CST sold 500,000 ADSs to Golden Elite at a price of $14 per each ADS (the “Sale of ADSs”).

Upon the consummation of the Sale of Ordinary Shares and the Sale of ADSs on November 18, 2015, the percentage of the securities of all of the Issuer’s outstanding shares beneficially owned by the Reporting Persons were reduced from approximately 43.4% to approximately 41.4%.

The summary contained herein of the Ordinary Share Purchase Agreement and ADS Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Ordinary Share Purchase Agreement and ADS Purchase Agreement, copies of which are filed as Exhibit A and Exhibit B hereto respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages used herein are based on 142,406,933 outstanding Ordinary Shares as of September 30, 2015, as reported by the Issuer to the Reporting Persons.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 58,949,481 Shares. Such Shares represented approximately 41.4% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act. CST and CEH may be deemed to have beneficial ownership of an aggregate of 12,382,681 and 46,396,800 Shares, respectively. Such Shares represent approximately 8.7% and 32.6%, respectively, of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 58,949,481 Shares. CST and CEH may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 12,382,681 and 46,396,800 Shares, respectively.

(c) Except as set forth in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) - (e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Share Purchase Agreement, dated November 18, 2015, by and between Champion Shine Trading Limited and Brilliant State Holdings Limited.

Exhibit B Share Purchase Agreement, dated November 19, 2015, by and between Champion Shine Trading Limited and Golden Elite Holdings Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2015	Zhengdong Zhu

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu

Baohong Yin

	By:	/s/ Baohong Yin
	Name:	Baohong Yin

Champion Shine Trading Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Sole Director

Champion Education Holdings Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Director